LANDandBUILDINGS

MGM Resorts International (NYSE: MGM)

Creating a Best in Class REIT and Lodging C-Corp: ~70% Upside to Net Asset Value

Please email questions and comments to:
MGM-REIT@landandbuildings.com

Jonathan Litt
Craig Melcher
Corey Lorinsky
www.LandandBuildings.com

March 2015

LANDand**BUILDINGS**

I. Introduction

MGM Resorts – Creating a Best in Class REIT and Lodging C-Corp

LANDandBUILDINGS

MGM Overview

- *MGM Resorts International (NYSE: MGM) is a leading operator and developer of global integrated resorts, with its assets principally located in Las Vegas.*

Valuation Upside

- **~70% upside to MGM net asset value could be unlocked, in our view, as follows:**
  - Elect REIT status for parent company ("MGM REIT")
  - Tax free spin-off of lodging C-corp ("MGM Lodging C-Corp")
  - Reduce leverage through asset sales and MGM China special dividend

Net Asset Value

- **Base case net asset value of $33/share with bull case of $55/share, in our view**
  - Valuation applied consistent with private and public market comps for both MGM REIT and MGM Lodging C-Corp
  - ***We strongly believe the US real estate of MGM (MGM REIT) is worth $25 per share alone, more than the entire MGM share price today of $19.41***

Board Nominees

- **Land and Buildings intends to nominate four highly-qualified directors to Board**
  - These four candidates have the deep real estate and finance experience that we believe is necessary to help evaluate strategic options for MGM's real estate and capital structure

Opportunity

- **Two ways to win in MGM stock today:**
  - Strategic: MGM executes plan outlined by Land and Buildings
  - Operational: Macau stabilizes and Las Vegas continues its strong recovery

Note: All references to current market prices as of March 13, 2015 throughout presentation unless otherwise noted

< 4 >

Our View: Maximize Shareholder Value Today Through REIT Conversion and Deleveraging

LANDandBUILDINGS

Now is the opportune time to unlock value as MGM stock has been dislocated, in our view, due to Macau weakness, which resulted in a less than 5% hit to 2014 EBITDA, but a 30% decline in MGM's stock price

Valuation

- MGM US trades at 10x EBITDA, well below hotel and net lease REITs at ~15-16x, lodging C-corps at ~14x and the Cosmopolitan of Las Vegas which sold to Blackstone at 17x[1]

Taxes

- MGM is expected to be a US income tax payer in 2015, creating urgency for REIT conversion
  - › $3B of value creation from REIT structure, if MGM annual income taxes grew to $200M and valued at a 15x multiple

Deleveraging

- Window is open for MGM to repay half of its debt in the near-term with no penalty[2]

Las Vegas

- Lodging is back for the first time since the financial crisis given 8% RevPAR growth in 2014
  - › Domestic EBITDA is ~85% of MGM's total EBITDA, is likely to grow 10%, in our view, in 2015 and there is ~50% upside to hit 2007 peak levels[3]

Macau

- We believe spinning out or monetizing MGM China would focus investors on attractive domestic trends

1. *MGM multiple reflects the implied valuation of US assets by backing out the current market value and EBITDA of MGM's 51% ownership of MGM China (HK: 2282); Public company multiples as of March 13, 2015 based on consensus 2015 EBITDA estimates from Bloomberg; EBITDA multiple for Cosmopolitan based on J.P. Morgan research*
2. *Over $5 billion of debt matures in 2015/2016, including the balance on MGM's credit facility*
3. *Excludes CityCenter as it was not yet completed as of 2007*

< 5 >

MGM REIT Conversion: Extensive Diligence Already Undertaken

L&B is proposing what it sees as a cost/tax efficient structure created in consultation with a leading advisor

- **Leading law firm on REITs/REIT conversions advised L&B on proposed structure**
  - Law firm worked closely on numerous other high profile REIT conversions across sectors, including gaming
- **Structure is both tax efficient and does not breach debt covenants, in our view**
  - Tax-free spin off of MGM Lodging C-Corp and election of REIT status of parent achieves multiples goals
    - No breach of debt covenants (MGM debt is non investment grade, but is covenant light)
    - Limited tax leakage through MGM China special dividend and asset sales
    - MGM will be a tax payer in 2015 creating urgency to convert to a REIT
    - Strategies to address related party ownership limits



 Image: www.notedashboard.com

L&B Attempting to Work Collaboratively with MGM

LANDandBUILDINGS

L&B and MGM management have held various discussions, including on REITs

- **MGM Chairman and CEO Jim Murren noted merit to REIT conversion on MGM February 2015 earnings conference call**
  - ***"The concept of converting gaming assets to REITs…We look at this…And there's some merit to it. We believe that our assets are undervalued…And so we believe that as working for the shareholders, we should explore every opportunity as they come across our desk."***

    —Jim Murren, MGM Resorts Fourth Quarter 2014 Earnings Conference Call, February 17, 2015
- **Murren also spoke about REIT conversion on CNBC the day of MGM's fourth quarter 2014 call and noted the valuation disparity (MGM at 10x cash flow vs. REITs at 15 – 25x cash flow)**
  - Murren implied that complexity was not a major impediment: "doesn't mean we won't do it, just takes more time"
- **L&B has been attempting to work collaboratively with Company management the past several months to vet ways to maximize shareholder value**

L&B Proposed Structure: MGM REIT & MGM Lodging C-Corp

L&B Proposed Structure

MGM REIT $25/share

- Only REIT with exposure to the recovering Las Vegas hotel and gaming business
- 65% of EBITDA from non-gaming activities enjoying strong rebound
- Capture maximum upside and EBITDA at the REIT through rent bumps and tight rent coverage
- Positioned to be a consolidator and developer of integrated resort assets given 4.6x net debt/EBITDA and likely attractive cost of capital
- High dividend in excess of a 5% yield likely
- Internally advised

MGM Lodging C-Corp $9/share

- Lodging C-corp with significant recurring high-growth management fee income
- EBITDA upside opportunity from gaming and lodging EBITDA in excess of rental payments/fees
- Positioned to be a consolidator of management contracts given 3.4x net debt/EBITDA and likely attractive cost of capital
- Operator of US assets and lessee to the REIT
- Manager and owner of shares of MGM China

Note: Figures reflect Land and Buildings estimated value per share in base case; $1 per share of transactions cost included in $33 per share base case net asset value

Penn National Gaming shareholders have enjoyed 77% rally since REIT announcement

- **Appreciation in Penn National Gaming continued after significant first day rally**

  › 28% stock rally for Penn National Gaming after announcing a spin-off of its real estate into a REIT

  › 77% total return for PENN shareholders prior to the announcement to current market prices of REIT (GLPI) and C-corp (PENN), significantly outperforming the S&P 500 and REITs

- **MGM REIT's superior asset quality and growth prospects could a warrant premium to GLPI's 15x EBITDA multiple, but L&B MGM base case is 15x**



PENN REIT Spin Resulted in 77% Return To Date

1. *Penn National Gaming (Nasdaq: PENN), a regional gaming company, announced a spin-off of its real estate into a net lease REIT, Gaming and Leisure Properties (Nasdaq: GLPI) on November 16, 2012; Figures on chart include regular and special dividends, rounded to the nearest dollar per share*

< 9 >

Pinnacle Entertainment Up ~50% Year-To-Date on Potential Real Estate Monetization

LANDandBUILDINGS

Value creation for PNK[1] shareholders could be either through REIT spin-off or real estate sale to a third party

- 34% stock rally for Pinnacle Entertainment since announcement that it planned to pursue a REIT conversion on November 6th, 2014, significantly outperforming the S&P 500 and REITs
- GLPI offered to buy real estate of PNK at a ~50% premium to PNK's volume weighted average price over the last 30 days on March 9, 2015

PNK Up 34% Since Real Estate Monetization Discussion Began


$40.00
$38.00
$36.00
$34.00
$32.00
$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
$26
$27
+7%
$32
+15%
$34
+9%
Day BEFORE REIT Conversion Announcement 11/6/2014
Day BEFORE GPLI Offer 3/6/2015
Day AFTER GPLI Offer 3/9/2015
TODAY 3/13/2015

1. *Pinnacle Entertainment (NYSE: PNK) is a regional gaming owner/operator*

II. Valuation

< 11 >





MGM Base Case Net Asset Value: $33

LANDandBUILDINGS

MGM Net Asset Value by Category

MGM Lodging C-Corp, $9
MGM REIT, $25

	2016 EBITDA	Multiple	Value	Per Share
MGM REIT				
Gross Asset Value	**$1,313**	**15.0x**	**$21,024**	
Net (Debt)/Cash			($6,060)	
MGM REIT Net Asset Value			**$14,963**	**$25**
MGM Lodging C-Corp				
Management Fees From MGM China, CityCenter and REIT	$293	14.0x	$4,102	
Hotel/Gaming Profit Participation	$154	8.0x	$1,235	
MGM China (Valued at Current Market Value)	$306	11.9x	$3,647	
Corporate Expense / Other	($150)	11.9x	($1,789)	
Gross Asset Value	**$603**	**11.9x**	**$7,195**	
Net (Debt)/Cash			($2,080)	
MGM C-Corp Net Asset Value			**$5,115**	**$9**
Asset Sales Used for Debt Paydown			**($2,340)**	
Transaction and Other Costs			**($500)**	**-$1**
Shares Outstanding			589	
MGM Estimated Net Asset Value - Base Case			**$19,578**	**$33**
Current Stock Price				$19.41
Upside to Net Asset Value - Base Case				**71%**
Potential Upside to Base Case				
MGM China Upside From Current Market Value			$1,853	$3
MGM REIT - 2x Higher EBITDA Multiple			$2,626	$4
2017 EBITDA Growth			$2,694	$5
Potential Japan/Other Development Value Creation			$5,880	$10
MGM Estimated Net Asset Value - Bull Case			**$32,632**	**$55**
Current Stock Price				$19.41
Upside to Net Asset Value - Bull Case				**186%**

Note: All figures in millions except per share figures and ratios; all figures pro rata based on MGM ownership; 1.5x EBITDAR/rent coverage, assuming all income of C-Corp is used to guarantee rent payment to REIT (including MGM China/Fees); $50M of higher corporate expense than current MGM structure to reflect increased public company costs; existing MGM debt will remain at parent/REIT and assumes allocation of $1B of debt to C-Corp; debt is based on year-end 2014 filings, excluding $1.45B convert which is included in share count; cash includes $600M of US discretionary cash generation and $250M from MGM China; see slides 17 and 23 for additional disclosures

< 12 >

L&B Framework for Unlocking Deep Undervaluation in MGM

LAND and BUILDINGS

MGM: $33 net asset value represents ~70% return potential

- **Las Vegas focused hotel/gaming REIT ("MGM REIT") - $25 per share**
  - Election of REIT status for parent company of luxury hotels/casinos into a REIT[1], a strategy the company believes could have merit based on public comments and discussions with senior management
  - MGM REIT would be internally advised with assets managed by MGM Lodging C-Corp
- **Lodging C-Corp focused on lodging and gaming assets ("MGM Lodging C-Corp") - $9 per share**
  - Operate the US assets and, similar to Marriott (NYSE: MAR), Hilton (NYSE: HLT), and Starwood (NYSE: HOT), earn and grow fee management and franchise business
  - Earns management/royalty fees from MGM China and CityCenter
  - Lessee of MGM REIT[2]
  - Own and operate MGM China
  - Consider monetization of Lodging C-Corp
- **Repayment of existing MGM debt totaling $4.7B with limited breakage costs**
  - MGM China to pay $2.6B special dividend on a tax efficient basis utilizing $2.6B foreign tax credit and/or earnings accelerator ($1.3B of debt paydown given 51% MGM stake in MGM China)
  - Domestic asset sales of $2.3B and $1B allocation of debt to Lodging C-Corp from REIT

Note: $1 per share of transactions cost included in $33 per share base case net asset value

1. *Consistent with precedent spin-off of Gaming and Leisure Properties (NASDAQ: GLPI) from Penn National (NASDAQ: PENN) completed in 2013*
2. *Lease could be structured with option for REIT to purchase lease if REIT legislation is changed to allow lessee to be in taxable REIT subsidiary*

< 13 >

Path to $55 Net Asset Value in Bull Case

MGM net asset value of $55 per share possible in bull case, assuming the following potential factors occur:

- **MGM China trades up to net asset value - $3 upside to base case**
  - MGM China valuation would be $12 per share, $3 per share higher than current market value, assuming a 13x EBITDA multiple on 2016 estimated EBITDA and assuming a 20% return on investment for the Cotai development
- **Higher multiple on MGM REIT - $4 upside to base case**
  - We believe MGM REIT should garner premium multiple given premium asset quality; a 2x higher multiple would translate into $4 per share higher asset valuation
- **2017 EBITDA growth of 10% on MGM Lodging C-Corp and MGM REIT - $5 upside to base case**
  - Strong Las Vegas fundamentals likely drive 10% EBITDA growth in 2017, based on L&B estimates, translating into $5 per share higher asset valuation
- **Japan or other major integrated resort development value creation - $10 upside to base case**
  - MGM is a leading candidate for a gaming license for a large integrated resort development in Japan if the country legalizes gaming; Korea/Taiwan also represent significant potential future opportunities
  - A $5 billion development in Japan or other major market, assuming a 20% return on investment, could create over $10 per share of development profit for MGM shareholders

< 14 >

MGM NAV Bull Case Bridge

LANDandBUILDINGS


MGM Upside Case NAV of $55/share
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Base
$33
$33
$3
MGM China
Trades to
NAV
$4
2x Higher
Multiple on
REIT
$5
2017 EBITDA
Growth of
10%
$10
Japan/Major
Integrated
Resort
Development
Bull
$55
$22
$33
MGM NAV
Base Case
MGM NAV
Bull Case

MGM US Luxury Assets: High Quality and ~70% of MGM REIT EBITDA

MGM Luxury Assets				
Assets	2016 Total EBITDA	Percent of Total	2016 RevPAR	# of Rooms
MGM Luxury Portfolio	**$1,238**	**100%**	**$195**	**23,562**
Bellagio	$435	35%	$254	3,933
MGM Grand	$290	23%	$157	6,017
Mandalay Bay	$225	18%	$204	4,752
The Mirage	$140	11%	$164	3,044
CityCenter	$148	12%	$207	5,816

Bellagio



MGM Grand



Mandalay Bay



The Mirage



CityCenter



Source: Land and Buildings estimates, Company reports
Notes: All figures in millions except RevPAR and # of rooms; CityCenter EBITDA reflect MGM's 50% ownership interest; total MGM Luxury RevPAR is room-weighted based on MGM ownership; EBITDA in table is total asset 2016 EBITDA as estimated by Land and Buildings, inclusive of MGM REIT and MGM Lodging C-Corp; "Luxury" assets defined as those with greater than $150 estimated 2016 RevPAR, as estimated by L&B

< 16 >

MGM REIT: High Quality Real Estate With Strong Fundamentals

LANDandBUILDINGS

MGM REIT: strong Vegas fundamentals and external growth potential

- **High quality portfolio in rapidly recovering market**
  - 8% Las Vegas RevPAR growth in 2014 given strong fundamentals of increased visitation, pricing power and limited new supply; Rent coverage of 1.5x providing high quality credit
- **Robust external growth prospects**
  - Development of future MGM integrated resorts we view as a likely multi-billion dollar pipeline/opportunity; Consolidator of non-traditional luxury hotel assets, with strong balance sheet to support growth
- **MGM REIT worth an estimated $25 per share, in our view**
  - 15x EBITDA multiple is supported by publicly traded net lease and hotel companies at comparable or higher multiples; Blackstone acquired the Cosmopolitan of Las Vegas at 17x

	2016 EBITDA	Multiple	Value
MGM REIT			
Hotel/Gaming NOI	$1,363	15.0x	$20,496
Development Value - Maryland/Massachusetts			$1,279
Corporate Expense / Other	($50)	15.0x	($752)
Gross Asset Value	**$1,313**	**15.0x**	**$21,024**
Current MGM Pro Rata (Debt)/Cash			*($10,726)*
Proceeds From 51% of $2.6B MGM China Special Dividend			*$1,326*
Proceeds From Asset Sales			*$2,340*
Proceeds From Allocation of Debt to Lodging C-Corp			*$1,000*
Pro Forma (Debt)/Cash			($6,060)
Net Asset Value			**$14,963**
Debt to EBITDA			4.6x
Debt to Gross Asset Value			29%

Source: Land and Buildings estimates, Company repots
Note: All figures in millions except per share figures and ratios; all figures pro rata based on MGM ownership; development value includes discounted development profit plus spending to-date through year-end 2014; see slide 12 for further disclosures

< 17 >

Private Market Luxury Hotel Transactions At Higher Valuations Than L&B Estimate for MGM

Luxury/upper upscale hotel transactions in second half 2014 have averaged 17x EBITDA, higher than the 15x L&B estimate for MGM REIT

Second Half 2014 Comparable Private Market Transactions					
Target	**City**	**State**	**Date**	**Price ($M)**	**Est. EBITDA Multiple**
Luxe City Center Hotel	Los Angeles	CA	Jul-14	104.2	32x
Twelve & K Hotel	Washington	DC	Jul-14	70.3	21x
Sofitel	New York	NY	Oct-14	265.0	21x
Wailea Marriott	Kihei	HI	Jul-14	325.7	19x
Westin Colonnade Coral Gables	Miami	FL	Nov-14	59.4	18x
Four Seasons at Troon North	Scottsdale	AZ	Nov-14	140.0	17x
Hotel Le Bleu	Brooklyn	NY	Jul-14	10.3	17x
Westin Beach Resort & Spa Fort Lauderdale	Fort Lauderdale	FL	Dec-14	149.0	16x
Hotel Del Coronado	Coronado	CA	Jun-14	787.0	16x
Marriott Warner Center	Woodland Hills	CA	Jul-14	89.8	16x
Hilton Old Towne	Alexandria	VA	Jun-14	93.4	15x
Marriott LAX Airport	Los Angeles	CA	Pending	160.0	15x
The Carneros Inn	Napa	CA	Jun-14	62.5	15x
Hotel Palomar	Los Angeles	CA	Nov-14	78.7	14x
Springmaid Beach Resort	Myrtle Beach	SC	Pending	40.0	14x
JW Marriott	San Francisco	CA	Sep-14	147.2	14x
Miramonte Resort & Spa	Indian Wells	CA	Jun-14	26.3	14x
Second Half 2014 Comparable Private Market Transaction Average					**17x**
MGM REIT					**15x**

LANDandBUILDINGS *Source: Land and Buildings estimates, Real Capital Analytics*
Notes: MGM REIT portfolio is ~70% luxury; All luxury/upper upscale hotel transaction data readily available from July 1, 2014 through December 31, 2014 from Real Capital Analytics included above

< 18 >

High Quality Hotel REITs Trade Near Estimated MGM REIT Multiple

LANDandBUILDINGS

High quality public lodging REITs trade between 14x – 18x on forward EBITDA

- MGM has high-quality assets with strong RevPAR growth prospects given solid demand trends in Las Vegas, low supply growth and high replacement cost

Public Market Peers			
Company	**Ticker**	**TEV ($B)**	**TEV/EBITDA**
Host Hotels	HST	$19	14x
LaSalle Hotel Properties	LHO	$5	14x
Pebblebrook Hotel Trust	PEB	$4	18x
Strategic Hotels & Resorts	BEE	$5	15x
High Quality US Lodging Peer Average		**$8**	**15x**
MGM REIT		**$21**	**15x**

Source: Bloomberg
Note: "TEV" is total enterprise value; TEV/EBITDA is based on 2015 consensus EBITDA; "High-quality" lodging REIT peer set defined as those with 2013 RevPAR greater than $150 in Green Street Advisors' lodging REIT coverage universe

< 19 >

MGM REIT Would Fill a Meaningful Void in the Public REIT Sector, In Our View

LANDandBUILDINGS

REIT investors would welcome a high quality Las Vegas focused lodging REIT, in our view

- Las Vegas is the largest hotel market in the United States by a significant margin and public REIT investors currently have no way to get exposure

Public Lodging REIT Room Count Exposure to 10 Largest US Hotel Markets

	Room Count	BEE	DRH	HST	SHO	LHO	PEB	FCH	RLJ	Average
Las Vegas	169,100	0%	0%	0%	0%	0%	0%	0%	0%	**0%**
Orlando	119,800	0%	4%	3%	6%	0%	0%	5%	0%	**2%**
Chicago	108,700	21%	14%	5%	10%	10%	0%	2%	12%	**9%**
Washington D.C.	106,200	3%	6%	10%	10%	16%	7%	0%	5%	**7%**
New York	106,000	4%	15%	12%	8%	11%	13%	2%	7%	**9%**
Los Angeles	97,200	5%	9%	3%	11%	7%	12%	7%	2%	**7%**
Atlanta	93,900	0%	3%	4%	0%	0%	6%	5%	2%	**3%**
Dallas	78,200	0%	5%	0%	0%	0%	0%	4%	2%	**1%**
Houston	74,700	0%	0%	3%	7%	0%	0%	2%	5%	**2%**
Phoenix	62,100	9%	0%	2%	0%	0%	0%	2%	0%	**2%**

 Source: Land and Buildings estimates, Green Street Advisors

Net Lease REITs Trade Richer Than L&B Estimate for MGM REIT

LANDandBUILDINGS

Net Lease REITs trade at an average of 16x forward EBITDA, 1 multiple turn above the L&B MGM REIT estimated multiple

- Superior assets to net lease REITs could support a premium multiple, but that is not assumed in L&B base case
- Gaming and Leisure Properties, a predominately single-tenant regional gaming REIT, trades at 15x, in-line with L&B base case, providing a likely floor for MGM REIT given inferior asset quality to MGM

Public Market Peers			
Company	**Ticker**	**TEV ($B)**	**TEV/EBITDA**
American Realty Capital	ARCP	$21	17x
EPR Properties	EPR	$5	14x
Gaming and Leisure Properties	GLPI	$7	15x
National Retail Properties	NNN	$8	18x
Realty Income	O	$17	19x
Spirit Realty Capital	SRC	$9	16x
W.P. Carey	WPC	$11	16x
Net Lease REIT Average		**$11**	**16x**
MGM REIT		**$21**	**15x**

Source: Land and Buildings estimates, Bloomberg
Note: "TEV" is total enterprise value; TEV/EBITDA is based on 2015 consensus EBITDA; All net lease REITs in Citi Investment Research's comp sheet with over $5B of TEV, as well as GLPI, included in peer set

We Expect Significant Development Value Creation on In-Process and Potential Projects

LANDandBUILDINGS

Value creation over $2 included in base case, with $13 additional potential in bull case

- **Two active projects in US likely to create $2 per share of value for MGM shareholders in base case**
  - $1.43 per share of value creation from MGM National Harbor (Maryland), a $1.2 billion project
  - $0.88 per share of value creation from MGM Springfield (Massachusetts), an $800 million project
- **Macau and Japan/other projects could create $13 per shave of value in bull case**
  - $2.59 per share of value creation from 51% share of MGM Cotai (Macau), a $2.9 billion project
    - 20% yield on cost assumed in bull case analysis, translating to a similar EBITDA generated as existing MGM China asset despite superior location on Cotai strip and nearly 3x the number of hotel rooms
    - $10.01 per share of value creation from share of Japan or other major integrated resort, assuming a $5 billion project

	Development Cost	Stabilized Yield	Completion Date	Estimated EBITDA Multiple at Stabilization	Estimated Value Upon Stabilization	Discounted Development Profit	Value Creation Per Share
Current Projects Underway - Included in Base Case							
MGM National Harbor (Maryland)	$1,200	15%	2016	13.0x	$2,340	$838	$1.43
MGM Springfield (Massachusetts)	$800	15%	2017	13.0x	$1,560	$517	$0.88
Projects Included in Bull Case							
MGM Cotai (Macau) (MGM 51% share)	$1,479	20%	2016	12.0x	$3,550	$1,522	$2.59
$5 Billion Project at 20% Yield (Japan/Other)	$5,000	20%	TBD	13.0x	$13,000	$5,880	$10.01

Source: Land and Buildings estimates, Company reports
Note: All figures in millions except per share figures and ratios; all figures pro rata based on MGM ownership

< 22 >

MGM Lodging C-Corp: A Luxury Integrated Resort Operator

LANDandBUILDINGS

MGM Lodging C-Corp: we see improving fundamentals & attractive recurring fee profile

- **Integrated resort operator of luxury assets in strengthening Las Vegas market, as well as Macau**
  - Outsized internal growth likely as Las Vegas recovery is gaining steam and C-corp has significant operating leverage; conservative balance sheet providing opportunity for external growth
- **Management fee streams highly predictable, growing C-Corp EBITDA**
  - Fees earned from CityCenter, MGM China and management of MGM REIT likely to grow double-digit annually as Cotai development projects comes on-line and REIT grows
- **MGM Lodging C-Corp worth an estimated $9 per share, in our view**
  - 14x EBITDA multiple applied to management fees/royalties and 8x multiple for US profit participation after lease payment; Stake in MGM China valued at current market value

	2016 EBITDA	Multiple	Value
MGM Lodging C-Corp			
Management Fees From MGM China, CityCenter and REIT	$293	14.0x	$4,102
Hotel/Gaming Profit Participation	$154	8.0x	$1,235
MGM China (Valued at Current Market Value)	$306	11.9x	$3,647
Corporate Expense / Other	($150)	11.9x	($1,789)
Gross Asset Value	**$603**	**11.9x**	**$7,195**
Net (Debt)/Cash - US			($1,000)
Net (Debt)/Cash - MGM China			($1,080)
Net Asset Value			**$5,115**
Pro Rata Debt to EBITDA			3.4x
Pro Rata Debt to Gross Asset Value			29%

Source: Land and Buildings estimates, Company reports
Note: All figures in millions except per share figures and ratios; all figures pro rata based on MGM ownership; annual maintenance capital expenditures of $350 to $400 million well-covered; management fees include $93 million of fees/royalties from MGM China and CityCenter and $200 million, assuming a 2/3s profit margin, from a 3% of revenue management fee from MGM REIT assets and MGM China; "Hotel/Gaming Profit Participation" represents the C-Corp's participation of profits from MGM REITs above the rental payment

MGM Lodging C-Corp Valued at 12x EBITDA

LANDandBUILDINGS

Significant recurring fee income, high growth potential and high quality asset focus warrants high multiple, in our view

- **Management fees recurring and likely to see strong growth**
  - MGM China royalties and management fees could nearly double over next few years as new MGM development on Cotai Strip in Macau is completed
  - CityCenter continuing to experience robust growth given superior location and luxury focus
  - Management fees to grow further upon completion of Maryland and Massachusetts assets
- **Lodging C-corps trade at average of 14x forward EBITDA, supportive of the 14x multiple used for MGM Lodging C-Corp fees and 12x multiple for MGM Lodging C-Corp overall**

Public Market Peers			
Company	**Ticker**	**TEV ($B)**	**TEV/EBITDA**
Hilton Worldwide	HLT	$39	14x
Hyatt Hotels	H	$9	13x
Marriott International	MAR	$26	15x
Starwood Hotels & Resorts	HOT	$16	13x
Lodging C-Corp Peer Average		**$23**	**14x**
MGM Lodging C-Corp		**$7**	**12x**

Source: Land and Buildings estimates, Bloomberg

Note: "TEV" is total enterprise value; TEV/EBITDA is based on 2015 consensus EBITDA; All lodging C-corps in Citi Investment Research's comp sheet with over $7B of TEV included in peer set

< 24 >

$2.6B special dividend would utilize underleveraged balance sheet of MGM China

- **Repatriate cash from MGM China to parent company**
  - $2.6B special cash dividend by MGM China represents opportunity for tax efficient debt reduction at parent company
    - Based on discussions with MGM senior management, MGM China could distribute significant cash on a tax efficient basis to its shareholders via a special dividend, providing MGM parent company with a significant cash inflow to de-lever
    - MGM had $2.6B in foreign tax credits at year-end 2014, up from $1.8B at year-end 2013
    - Earnings accelerator could also be utilized to maximize tax efficiency
  - MGM China would have the necessary financing capacity to fund its upcoming capital needs and MGM REIT could provide a loan to MGM China if necessary
  - MGM could spin out MGM China following the payment of the special dividend to focus investors on attractive and accelerating domestic trends

 Note: All figures in thousands except per share figures and ratios

Disposal of Non-Core Assets

Sell select non-luxury assets and Crystals mall

- **$2.3 billion of proceeds could be generated to pay down debt, we believe**

  › Sell $1.7 billion of non-core assets, such as those in Detroit, Mississippi, New Jersey and lower quality assets in Las Vegas (e.g. Luxor)

  › Sell Crystals mall, resulting in over $600 million of likely proceeds to MGM given 50% ownership of asset

  › Significant interest from various private equity firms, including Blackstone, to invest in Las Vegas as well as GLPI, which could utilize its cost of capital trading at 15x EBITDA

  › Ability to repay more than $5 billion of maturities in 2015/2016 and the credit facility with limited transaction costs

	2016 EBITDA	Multiple	Value
Asset Sales - Proceeds Used to Reduce Debt at REIT			
US Asset Sales	$150	10.0x	$1,500
Crystals Mall Sale	$28	22.2x	$611
Other JVs Sale			$228
Debt Paydown			($2,340)

Source: Land and Buildings estimates, Company reports
Note: All figures in thousands except per share figures and ratios; all figures pro rata based on MGM ownership; "Other JVs" sold at book value and defined as Elgin Riverboat Resort–Riverboat Casino – Grand Victoria (50%) and other JVs excluding Borgata and Citycenter
< 26 >

Crystals Mall Sale Would Unlock Significant Embedded Value and Likely Sell for $1B+

LANDandBUILDINGS

We believe Crystals mall is grossly undervalued due to MGM's conglomerate discount

- **Crystals would likely sell for in excess of $1 billion and a sub-5% cap rate**
  - Crystals is a 355,000 square foot luxury retail, restaurant and entertainment mall integrated into CityCenter with an estimated $50+ million of EBITDA in 2016
  - Rare opportunity for buyer to purchase a luxury mall asset in the United States
  - Net operating income of the mall has been growing robustly with double digit year-over-year growth in 2014
  - Crystals sale proceeds could be used to pay off more than two-thirds of CityCenter debt outstanding
  - MGM is 50% owner of Crystals/CityCenter with partner Infinity World
  - Discussions with senior management and private/public comps consistent with over $1 billion valuation on sale


GUCCI
DOLCE & GABBANA
FENDI
TOM FORD
PRADA

LANDandBUILDINGS *Image: Land and Buildings estimates, Company reports*

< 27 >

Wall Street Sees Significant Value in MGM

LANDandBUILDINGS

36% upside to Wall Street average MGM price target

- **REIT valuation framework, in our view, could significantly increase sell side valuations/target prices**

Wall Street Published Target Prices

Research Analyst	Target Price
Barclays	$24.00
Credit Suisse	$30.00
Deutsche Bank	$29.00
Goldman Sachs	$22.00
Imperial Capital LLC	$22.00
Janney Montgomery Scott LLC	$26.00
JPMorgan	$27.00
Macquarie	$29.00
Morgan Stanley	$28.00
Nomura	$25.00
Sterne Agee & Leach	$30.00
Stifel	$28.00
Susquehanna Financial Group	$26.00
UBS	$23.00
Union Gaming Research	$26.00
Average Street Target Price	**$26.33**
MGM Share Price	$19.41
Upside to Average	**36%**

Source: Bloomberg
Note: Target prices as of 03/13/15

III. Fundamentals

Las Vegas recovery gaining steam

• Visitation and hotel RevPAR growing robustly

› Las Vegas 2014 RevPAR up 7.8%, driven by rate increases (+5.2%) and occupancy gains

› Las Vegas visitation up 3.7% in 2014, driven by higher spending air passengers

› International visitation to Las Vegas growing significantly, to 20% of total visitation in 2013 from 14% in 2009, driving hotel revenues higher and high-end Baccarat revenues up 9% annualized from 2009-2014

› Recovery in conference attendance benefitting hotel pricing power as well driving higher food, beverage and entertainment spending

Key Vegas Indicators Gaining Momentum



International Visitation/Gaming a Meaningful Growth Driver



LANDand**BUILDINGS** *Note: 2014 Las Vegas foreign visitation not yet available*
Source: Las Vegas Convention and Visitors Authority

< 30 >

Las Vegas: RevPAR Likely to Exceed Conservative Expectations, In Our View

LANDandBUILDINGS

Sell side estimates of 4-5% 2015 RevPAR growth for MGM likely to prove conservative

- **MGM raised resort fees in December, which could boost RevPAR 2-3% alone in 2015**
  - Increases in resort fees of $2 to $5 per night is indirect way to further increase rates charged and outpace market RevPAR growth; proved successful in 2012
  - Increased visitation supportive of continued growth in hotel and gaming revenues with potential for acceleration
- **Airline capacity set to increase, which should further support visitation growth**
  - Domestic airline seat capacity to Las Vegas expected to increase 2.7% in first quarter of 2015, surpassing the flat growth in the fourth quarter 2014[1]
  - Higher spending international customers should continue to grow on an absolute and relative basis with international airline seat capacity estimated to be up 14.5% in first quarter of 2015, even stronger than the 14% in the fourth quarter of 2014[1]
- **Lower oil prices expected to help driver higher than expected EBITDA growth**
  - Consumer spending, including lodging and gaming, will receive a boost as the expected decline in gas prices is equivalent to a $200 billion tax cut[2]
  - Reduced utility costs will lower MGM operating expenses and improve margins

Source: Las Vegas Convention and Visitors Authority
1. *Wells Fargo*
2. *Evercore ISI*

Las Vegas: Limited New Construction Benefitting Existing Assets

LANDand**BUILDINGS**

Las Vegas gaming revenues poised to benefit from favorable supply/demand

- **Gaming revenues have seen 3% growth and poised to accelerate along with visitation**

  › Increased visitation supportive of growth in gaming revenues

- **Limited new construction resulting in nearly flat room supply growth, with only modest growth on the horizon**



Supply Growth Remains Close to Zero

Significant Unrealized US EBITDA Opportunity

MGM domestic EBITDA has 50% upside to peak, having only recovered 1/3 of the EBITDA lost from peak to trough from 2007 to 2010

- MGM Luxury EBITDA was $1.36 billion in 2007 and was $934 million in 2014, with more than $400 million still to go to reach prior peak; across all domestic property the upside is $758 million

Historical EBITDA Comparison				
Integrated Resort	**2007**	**2010**	**2014**	**Upside to Peak**
Bellagio	$441	$271	$394	12%
MGM Grand Las Vegas	$396	$163	$255	56%
Mandalay Bay	$289	$124	$176	65%
The Mirage	$234	$102	$110	112%
Luxury Total	*$1,360*	*$660*	*$934*	*46%*
Luxor	*$174*	*$61*	$70	148%
New York-New York	$142	$76	$95	49%
Excalibur	$139	$63	$68	104%
Monte Carlo	$113	$34	$72	57%
Circus Circus	$81	$16	$24	242%
MGM Detroit	$139	$155	$145	-4%
Mississippi	$112	$101	$111	1%
Other MGM Operations (NV/Other)	$16	$1	$0	*
MGM Domestic Property EBITDA	**$2,276**	**$1,168**	**$1,518**	**50%**

LAND and BUILDINGS *Source: Land and Buildings estimates, Company reports*
Note: All figures in millions except per share figures and ratios;

< 33 >

Significant Unrealized US Margin Opportunity

LANDand**BUILDINGS**

MGM domestic property margins have recovered less than half of the peak to trough decline while margins across the lodging sector and S&P 500 are at or near all time highs

• MGM Luxury EBITDA margin was 32% in 2007 and was 25% in 2014, with over 700bps still to go to reach prior peak; across all domestic property the upside is nearly 800bps

Historical EBITDA Margin Comparison				
Integrated Resort	**2007**	**2010**	**2014**	**Upside to Peak**
Bellagio	34%	26%	32%	2%
MGM Grand Las Vegas	33%	18%	23%	10%
Mandalay Bay	30%	17%	20%	10%
The Mirage	29%	18%	19%	10%
Luxury Average	*32%*	*20%*	*25%*	*7%*
Luxor	39%	19%	20%	19%
New York-New York	42%	31%	33%	9%
Excalibur	38%	25%	25%	13%
Monte Carlo	36%	15%	26%	10%
Circus Circus	28%	9%	11%	17%
MGM Detroit	29%	29%	27%	1%
Mississippi	20%	21%	22%	-2%
Other MGM Operations (NV/Other)	9%	1%	0%	9%
MGM Domestic Property Margin	**34%**	**19%**	**26%**	**8%**

LANDand**BUILDINGS** *Source: Land and Buildings estimates, Company reports*
Note: All figures in millions except per share figures and ratios;

< 34 >

Macau: A Secular Growth Story…

LANDandBUILDINGS

Macau Remains Long-Term Opportunity

- **China remains significantly underpenetrated**
  - Chinese visitation to Macau only 1.5% of China population vs. 10% for United States visitors to Las Vegas
  - Macao length of stay of ~2 nights trending up, but well below average stay in Las Vegas of 3.5 nights
  - Penetration should increase through:
    1) Growing middle class in China and high propensity to gamble
    2) Enhanced infrastructure will reduce travel times and obstacles to get to Macau
       - High speed rail – China is spending $100 billion per Year on rail development across China
       - Border gate expansion – daily capacity increased from 150,000 to 350,000 people in 2H13
       - Macau-Hong Kong bridge under construction
    3) Increased hotel room capacity through development activity on Hengqin Island and Macau

Mainland Chinese Visitation to Macao[1]

	Twelve Months Ended December 31,			Population	GDP Per	Penetration
Province	2013	2014	% Change	(MM)	Capita (US$)	Rate (LTM)
Guangdong	8,200,118	9,008,942	+10%	104	$9,452	8.6%
Fujian	781,571	902,303	+15%	37	$9,342	2.4%
Hunan	655,432	750,687	+15%	66	$5,936	1.1%
Zhejiang	644,929	694,678	+8%	54	$11,054	1.3%
Hubei	553,959	668,188	+21%	58	$6,881	1.2%
Jiangsu	517,760	581,939	+12%	79	$12,047	0.7%
Shanghai	538,143	547,739	+2%	23	$14,547	2.4%
Henan	365,956	508,495	+39%	94	$5,518	0.5%
Guangxi	401,535	504,575	+26%	46	$4,939	1.1%
Jiangxi	370,479	454,682	+23%	45	$5,130	1.0%
Sichuan	378,532	396,421	+5%	80	$5,240	0.5%
Beijing	357,283	387,023	+8%	20	$15,051	2.0%
Hebei	241,581	349,467	+45%	72	$6,251	0.5%
Liaoning	292,874	344,360	+18%	44	$9,961	0.8%
Heilongjiang	242,135	312,103	+29%	38	$6,057	0.8%
Shandong	268,247	300,765	+12%	96	$9,094	0.3%
Chongqing	221,894	257,409	+16%	30	$6,910	0.9%
All Other	3,599,779	4,282,634	+19%	407	N/A	1.1%
Subtotal (Excluding Guangdong)	10,432,089	12,243,468	+17%	1,288	$6,617	1.0%
Mainland China	**18,632,207**	**21,252,410**	**+14%**	**1,392**	**$6,767**	**1.5%**

 Source: Las Vegas Sands

Recent Macau Gaming Revenue Slowdown Likely Transitory in Nature

- **Macau gaming revenues have slowed since the second quarter of 2014 principally due to:**
  - Slowdown in overall Chinese economy, anti-corruption measures in China, transitory disruptions (e.g. World Cup) and an adjustment period related to changing travel visa policies and a smoking ban
- **Historically slowdowns in Macau gaming revenues have been transitory as secular growth drivers re-established growth (e.g. 2009 and 2012)**


Macau Quarterly YoY GGR Growth
100%
80%
60%
40%
20%
0%
-20%
-40%
1Q04
3Q04
1Q05
3Q05
1Q06
3Q06
1Q07
3Q07
1Q08
3Q08
1Q09
3Q09
1Q10
3Q10
1Q11
3Q11
1Q12
3Q12
1Q13
3Q13
1Q14
3Q14

 Source: Bloomberg

Macau: 2015 Could See Improvements in Gaming Revenues as Year Progresses

LANDandBUILDINGS

Several factors could contribute to a Macau gaming revenue recovery in 2015

- **Casino openings in mid/late 2015 likely to fuel visitation growth**
  - Hotel rooms currently a bottleneck on visitation as Macau hotel occupancy in high 90s, causing gaming companies to turn away potential customers
  - Hotel room capacity expected to increase from ~17,000 rooms at year-end 2014 to ~20,000 rooms by year-end 2015 and ~27,000 rooms by year-end 2016, or 60% growth over the next two years
  - More hotel rooms will convert many day-trip visits to overnight stays, resulting in more time to spend gambling and shopping
  - Casino companies likely to undertake significant marketing plans surrounding new casino openings to attract players to Macau
- **Intensity of and media attention on anti-corruption campaign in China could moderate**
  - Players will likely adjust to anti-corruption campaign and gain comfort with Macau over time
- **Mainland China fiscal, monetary and housing market stimulus likely to drive Chinese consumer spending**
  - Stimulus measures likely to result in increases in Chinese consumer spending and confidence, resulting in greater spending on visits to Macau

IV. Land and Buildings MGM Board Nominees

- **Land and Buildings proposes to make MGM's Board stronger**

  › Land and Buildings intends to nominate four independent, highly-experienced individuals to the MGM Board that could provide a fresh perspective, given their deep real estate and finance experience, to help properly evaluate the strategic options for MGM's real estate and capital structure

- **Land and Buildings MGM Board Nominees**

  › **Matthew J. Hart –** Former lodging executive as CFO/COO at Hilton, CFO at Host Marriott and experienced board director and investor

  › **Richard Kincaid –** Former office executive as CEO of Equity Office and experienced board director and investor

  › **Jonathan Litt –** Founder/CIO of Land and Buildings and former top-ranked sell-side REIT analyst

  › **Marc Weisman –** Real estate executive and experienced board director; former CFO of investment bank, co-managing partner of private equity firm, tax and real estate partner at large law firm



Matthew J. Hart – Former lodging executive as CFO/COO at Hilton and CFO at Host Marriott and experienced board director and investor

Matthew J. Hart served as President and Chief Operating Officer of Hilton Hotels Corporation, a global hospitality company, from 2003 until his retirement in 2007, where he was responsible for all operational aspects of Hilton. He previously served as Executive Vice President, Chief Financial Officer and Treasurer of Hilton from 1996 to 2003. Prior to joining Hilton, from 1995 to 1996, Mr. Hart was Senior Vice President and Treasurer for Walt Disney Company where he was responsible for the company's corporate and project financing activities. Before joining Disney, Mr. Hart served as Executive Vice President and Chief Financial Officer for Host Marriott Corporation, from 1993 to 1995 and in various financial positions at its predecessor, Marriott Corporation, which he joined in 1981.

Since 2006, Mr. Hart has served as a director for American Airlines Group Inc. (previously US Airways Group Inc.). Mr. Hart is also a member of the board of trustees of American Homes 4 Rent, a leading provider of single-family rental homes, where he has served since 2012. Since 2010, Mr. Hart has served as a director for Air Lease Corporation, an aircraft leasing company. Mr. Hart has also served as a director of B. Riley Financial & Company (previously Great American Group Inc.), a diversified financial services firm, since 2009. Since 2014, Mr. Hart has served on the Advisory Board for KEYPR, a hospitality technology company, and since 2012 has served as a trustee for CCA Investment Trust, an open-end investment company. Mr. Hart holds a Bachelor of Arts from Vanderbilt University and a Masters of Business Administration from Columbia University.



Richard Kincaid – Former office executive as CEO of Equity Office and experienced board director and investor

Richard Kincaid is currently a private investor in various early stage companies, as well as the President and Founder of the BeCause Foundation, a nonprofit corporation. Prior to founding the BeCause Foundation, Mr. Kincaid was the President and Chief Executive Officer of Equity Office Properties Trust, then the largest publically held office building owner and manager in the United States, until its acquisition by the Blackstone Group in February 2007. Prior to becoming President and CEO of Equity Office in 2003, Mr. Kincaid served as the company's Chief Financial Officer, Executive Vice President and Chief Operating Officer. Prior to joining Equity Office in 1995, Mr. Kincaid was Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Sam Zell.

Mr. Kincaid has served on the board of directors of Rayonier Inc., an international real estate investment trust specializing in timber and specialty fibers, since December 2004. Mr. Kincaid was appointed as Chairman of the board of Rayonier Inc. in July 2014. Mr. Kincaid has also served on the board of directors of Vail Resorts, a mountain resort operator, since July 2006 and on the board of Strategic Hotels and Resorts, Inc., the owner of upscale and luxury hotels in North America, since January 2009. In addition, Mr. Kincaid has served as Chairman of the board of directors of Dividend Capital Diversified Property Fund, an owner of office, industrial and retail assets throughout the United States, since September 2012. Mr. Kincaid received his master's degree in business administration from the University of Texas, and his bachelor's degree in finance from Wichita State University.

LAND and BUILDINGS



Jonathan Litt – Founder/CIO of Land and Buildings and former top-ranked sell-side REIT analyst

Jonathan Litt has over 22 years of experience as a global real estate strategist and an investor in both public real estate securities and direct property. Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble. Previously, Mr. Litt was Managing Director and Senior Global Real Estate Analyst at Citigroup where he was responsible for Global Property Investment Strategy, coordinating a 44 person team of research analysts located across 16 countries. Mr. Litt was recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for 8 years and top five ranking throughout the period. Mr. Litt also achieved top ranking from Greenwich Associates since 1995. Before moving to the sell-side in 1994, Mr. Litt worked on the buy-side investing in public real estate securities and buying real property during his tenure at European Investors and BrookHill Properties, where his career began in 1988. Mr. Litt serves on the Board of Directors at Mack-Cali (NYSE: CLI). Mr. Litt graduated from Columbia University in 1987 with a BA in Economics and NYU's Stern School of Business in 1990 with an MBA in Finance. Mr. Litt can often be seen on CNBC or quoted in the Wall Street Journal and other industry publications. He is also the president of a a not-for-profit, the Children with Dyslexia Scholarship Fund, which provides children with scholarships to secondary schools that specialize in dyslexia.



Marc Weisman – Real estate executive and experienced board director; former CFO of investment bank, co-managing partner of private equity firm, tax and real estate partner at large law firm

Marc Weisman became the Chief Operating Officer of J.D. Carlisle LLC, a New York-based real estate development company, on March 1, 2015. Since 1993, Mr. Weisman has managed various investments, principally in public company equity and debt as well as private real estate transactions, for the Weisman family office. Previously, Mr. Weisman served as Co-Managing Partner of Sagaponack Partners, LP, a corporate growth capital private equity fund, from 1996 to 2009, and as a group head at Credit Suisse First Boston, in 1996. Mr. Weisman previously served as Chief Financial Officer and Chief Investment Officer of the ADCO Group, a real estate, banker, and consumer finance company from 1988 to 1995, and prior to that as Chief Financial Officer of Oppenheimer & Co, Inc. from 1985 to 1987. Mr. Weisman served as an Associate and then Partner in the tax and real estate departments at Weil Gotshal & Manges, an international law firm, from 1979 to 1985.

Over the last 10 years, Mr. Weisman also served as a director of Artesyn Technologies, CIVEO Corporation, InterCept Inc., Majesco Holdings Inc. and Sourcecorp. Mr. Weisman holds a bachelor's degree from Temple University and law degrees from Temple University and New York University.

V. Appendix

< 42 >

MGM US Luxury Assets Concentrated in the Heart of the Vegas Strip

LANDandBUILDINGS



the las vegas STRIP
LEGEND
INFORMATION
OTHER HOTELS
AIRPORT
CONVENTION CENTER
SPORTS VENUE
SHOPPING
NOTE: MAP IS NOT TO SCALE
NORTH
PALACE STATION
SAHARA AVE
STRATOSPHERE
W OAKEY BLVD
TO DOWNTOWN
CIRCUS CIRCUS
SLS LAS VEGAS
E ST LOUIS AVE
DESERT INN RD
RIVIERA
WESTGATE LAS VEGAS
SPRING MOUNTAIN RD
TRUMP
ENCORE
FASHION SHOW DR
WYNN
RENAISSANCE
DESERT INN RD
INDUSTRIAL RD
TREASURE ISLAND
THE PALAZZO
THE MIRAGE
ARVILLE ST
VALLEY VIEW BLVD
SANDS AVE
PARADISE RD
THE VENETIAN
FLAMINGO RD
GOLD COAST
PALMS PLACE
PALMS
RIO
CAESARS PALACE
HARRAH'S
TWAIN AVE
THE LINQ
FLAMINGO
KOVAL LANE
LAS VEGAS BLVD (THE STRIP)
THE CROMWELL
WESTIN LAS VEGAS
BELLAGIO
VDARA
THE COSMOPOLITAN
BALLY'S
FLAMINGO RD
ARIA
PARIS
MANDARIN ORIENTAL
PLANET HOLLYWOOD
TUSCANY
MONTE CARLO
DEAN MARTIN DR
FRANK SINATRA DR
ELARA, A HILTON GRAND VACATIONS HOTEL
HARD ROCK HOTEL
NEW YORK-NEW YORK
MGM GRAND
TROPICANA AVE
SIGNATURE AT MGM GRAND
HARMON AVE
EXCALIBUR
TROPICANA
DELANO
LUXOR
HOOTERS
TROPICANA AVE
MANDALAY BAY
LAS VEGAS MCCARRAN INTERNATIONAL AIRPORT
FOUR SEASONS
DOWNTOWN
MAIN ST STATION
CALIFORNIA
PLAZA
GOLDEN GATE
FREMONT
DOWNTOWN GRAND
GOLDEN NUGGET
FOUR QUEENS
FREMONT STREET EXPERIENCE
THE D LAS VEGAS
EL CORTEZ
Las Vegas
GO TO LASVEGAS.COM FOR ADDITIONAL MAPS AND TOOLS.

< 43 >











MGM Luxury Hotels: A Lavish Experience

LANDandBUILDINGS

 Images: Company reports

Luxury Assets: Bellagio



2016 Estimates	Bellagio
Total EBITDA ($M)	$435
RevPAR	$254
# of Rooms	3,933
# of Slots	1,895
Casino SqFt	156,000
Gaming Tables	132





Bellagio Annual EBITDA Growth Has Averaged 10% 2010 - 2014



Strong Bellagio RevPAR Growth Expected to Continue



Bellagio Gaming Revenues Continuing to Rise

Source: Land and Buildings estimates, Company reports
Note: EBITDA in table is total asset 2016 EBITDA as estimated by Land and Buildings, inclusive of MGM REIT and MGM Lodging C-Corp; Gaming revenues reflect all property revenues excluding hotel revenues

< 45 >

Luxury Assets: MGM Grand



2016 Estimates	MGM Grand
Total EBITDA ($M)	$290
RevPAR	$157
# of Rooms	6,017
# of Slots	1,820
Casino SqFt	153,000
Gaming Tables	139









Source: Land and Buildings estimates, Company reports
Note: EBITDA in table is total asset 2016 EBITDA as estimated by Land and Buildings, inclusive of MGM REIT and MGM Lodging C-Corp; Gaming revenues reflect all property revenues excluding hotel revenues

< 46 >

Luxury Assets: Mandalay Bay



2016 Estimates	Mandalay Bay
Total EBITDA ($M)	$225
RevPAR	$204
# of Rooms	4,752
# of Slots	1,396
Casino SqFt	160,000
Gaming Tables	82









Source: Land and Buildings estimates, Company reports
Note: EBITDA in table is total asset 2016 EBITDA as estimated by Land and Buildings, inclusive of MGM REIT and MGM Lodging C-Corp; Gaming revenues reflect all property revenues excluding hotel revenues

< 47 >

Luxury Assets: The Mirage



2016 Estimates	The Mirage
Total EBITDA ($M)	$140
RevPAR	$164
# of Rooms	3,044
# of Slots	1,686
Casino SqFt	100,000
Gaming Tables	91





Mirage EBITDA Estimated to Rebound Strongly

Property Level EBITDA ($M)

2010	2011	2012	2013	2014	2015e	2016e
$102	$102	$118	$117	$110	$125	$140



Solid Mirage RevPAR Growth Expected to Continue

Hotel RevPAR

2010	2011	2012	2013	2014	2015e	2016e
$124	$136	$141	$141	$151	$159	$164



Mirage Gaming Revenues Firm

Gaming Revenues

2010	2011	2012	2013	2014	2015e	2016e
$432	$418	$444	$420	$405	$426	$439

Source: Land and Buildings estimates, Company reports
Note: EBITDA in table is total asset 2016 EBITDA as estimated by Land and Buildings, inclusive of MGM REIT and MGM Lodging C-Corp; Gaming revenues reflect all property revenues excluding hotel revenues

< 48 >

Luxury Assets: CityCenter



2016 Estimates	CityCenter
Total EBITDA ($M)	$148
RevPAR	$207
# of Rooms	5,816
# of Slots	1,969
Casino SqFt	150,000
Gaming Tables	122









Source: Land and Buildings estimates, Company reports
Note: EBITDA in table is total asset 2016 EBITDA as estimated by Land and Buildings, inclusive of MGM REIT and MGM Lodging C-Corp; Gaming revenues reflect all property revenues excluding hotel revenues; CityCenter EBITDA estimates exclude estimated EBITDA contribution of Crystals as it is assumed to be sold in Land and Buildings' strategic plan

Land and Buildings Overview

- **Firm Background**

  › SEC-registered investment advisor founded in 2008 and located in Stamford, CT

  › Invests in the publicly traded shares of global REITs and real estate related companies

- **Investment Strategy**

  › Long-term investment horizon

  › Invest primarily in companies with discounted valuations and high growth that is likely to come in above expectations; In addition, invest in select value opportunities with catalysts for change

  › Own a concentrated portfolio based on extensive fundamental research

  › Aim to maintain and nurture constructive relationships with portfolio companies

- **Investment Team**

  › **Jonathan Litt** is the Founder and CIO of Land and Buildings. Prior to Land and Buildings, Jonathan Litt was Managing Director and Senior Global Real Estate Strategist at Citigroup where he was responsible for Global Property Investment Strategy from 2000 to March 2008. Jonathan Litt led the #1 Institutional Investor All American Real Estate Research Team for 8 years and was top ranked for 13 years while at Citigroup, PaineWebber and Salomon Brothers. Columbia BA, NYU MBA.

  › **Craig Melcher**, Co-Founder and Principal at Land and Buildings, was a key member of the top-ranked Citigroup REIT research team and has worked together with Jonathan Litt for 12 years. Wharton BS, NYU MBA.

  › **Corey Lorinsky** is Senior Analyst and Principal at Land and Buildings. Wharton BS.

This presentation with respect to MGM Resorts International ("MGM" or the "Company") is for general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management ("Land & Buildings"), and are based on publicly available information and Land & Buildings analyses. Certain financial information and data used herein have been derived or obtained from filings made with the SEC by the Company or other companies considered comparable, and from other third party reports.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of Land & Buildings' action plan set forth herein are based on assumptions that Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security. Private investment funds advised by Land & Buildings currently hold shares of the Company's common stock. Land & Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land & Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. Land & Buildings and such investment funds also reserve the right to take any actions with respect to their investments in the Company as they may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

Land & Buildings recognizes that there may be confidential information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land & Buildings' conclusions. The analyses provided may include certain statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies, access to capital markets and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land & Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein. Land and Buildings' views and opinions expressed in this report are current as of the date of this report and are subject to change. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land & Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land & Buildings and its affiliates have invested in common stock of MGM. It is possible that there will be developments in the future that cause Land & Buildings to change its position regarding MGM Resorts International. Land & Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Land & Buildings hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Land & Buildings investment. Funds managed by Land & Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN EXHIBIT 4 TO THE SCHEDULE 14A TO BE FILED BY LAND & BUILDINGS WITH THE SEC ON MARCH 17, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.